NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Hewlett Packard Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote Yes: Proposal 6 – Shareholder Empowerment

Bowyer Research submits the following:

The Case for Shareholder Empowerment

1.Transparency and Accountability:

○Shareholders invest their hard-earned money in companies, and they deserve transparency regarding executive compensation.

○Proposal 6 ensures that golden parachutes are subject to shareholder scrutiny, promoting greater accountability.

2.Mitigating Agency Problems:

○Agency theory posits that executives may prioritize their interests over those of shareholders.

○By granting shareholders a vote, Proposal 6 aligns executive compensation with shareholder value.

3.Incentivizing Prudent Decision-Making:

○When shareholders have a say, executives are incentivized to negotiate reasonable severance terms.

○Excessive golden parachutes can discourage prudent business decisions.

Potential Benefits

1.Balanced Compensation:

○Shareholders can assess whether golden parachutes are commensurate with performance.

○Proposal 6 encourages boards to strike a balance between protecting executives and safeguarding shareholder interests.

2.Avoiding Windfall Gains:

○Some golden parachutes provide executives with windfall gains even when their tenure is short or performance is lackluster.

○Shareholder votes can prevent such scenarios.

3.Enhanced Corporate Governance:

○Proposal 6 strengthens the checks and balances within organizations.

○Boards must justify golden parachutes to shareholders, fostering better governance practices.

Addressing Concerns

1.Complexity and Timing:

○Critics argue that shareholder votes may delay critical business decisions.

○Proposal 6 can be fine-tuned to ensure timely decision-making without compromising due diligence.

2.Unintended Consequences:

○Some fear that shareholder votes might lead to suboptimal outcomes.

○Rigorous analysis and clear guidelines can mitigate unintended consequences.

Conclusion

Proposal 6 represents a step toward a more equitable corporate landscape. By empowering shareholders to vote on golden parachutes, we promote transparency, accountability, and responsible governance. Commitment to shareholder rights sets a positive precedent for other companies to follow. Proposal 6 can be a catalyst for positive change in executive compensation practices.

For these reasons, we urge you to vote FOR Shareholder Proposal No. 6 on HP’s 2024 Proxy.

Sincerely,

Jerry Bowyer

President

BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.